EXHIBIT 99.1

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: NIC (TSX), PNCKF (OTC BB) Total Shares Outstanding: 67.766 million Fully Diluted: 92.410 million 52-Week Trading Range: C$0.23 - $1.65
– NEWS RELEASE – – Pure Nickel Inc. Announces Granting of Stock Options

TORONTO: April 23, 2008: Pure Nickel Inc. (the “Corporation”) (TSX: NIC, OTCBB: PNCKF) announced that its board of directors (the “Board”) granted an aggregate of 950,000 stock options (the “Options”) to certain senior officers, consultants and/or directors of the Corporation. The Options have an exercise price of $0.26 and a term of three years. Of the Options granted, 750,000 vest immediately, 125,000 vest in one year and 75,000 vest in two years. The Options were granted pursuant to the new stock option plan of the Corporation approved by Board on April 3, 2008 (the “New Plan”), which remains subject to the approval of the TSX and the shareholders of the Corporation. In the event that the New Plan is not approved, 450,000 Options will be deemed to have been granted under the existing stock option plan of the Corporation approved by shareholders of the Corporation on January 24, 2004, as amended May 30, 2007.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2008 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

Pure Nickel Inc.

David McPherson

The Howard Group

President & CEO

Jeff Walker

T. (416) 644-0066

Toll Free: 1-888-221-0915

F. (416) 644-0069

Email info@howardgroupinc.com

Email: info@purenickel.com

Website www.howardgroupinc.com

Website: www.purenickel.com